Exhibit 99.1

Perry County Schools Purchases Draganfly Health Screening, Safety and Security System

Los Angeles, CA. April 27, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, announced today that the Company’s Vital Intelligence Smart Vital Kiosks have been implemented in Perry County, Alabama by the Perry County School District (“Perry County Schools”).

Perry County Schools is a public school district serving students from pre-kindergarten to grade 12.

Draganfly has installed the Company’s Smart Vital Kiosks, which can provide health screening for students and staff.

Powered by Draganfly’s Vital Intelligence platform, the Smart Vital Kiosks can screen, with voluntary consent, temperature, blood pressure, heart rate, respiratory rate and oxygen saturation (SpO2) in seconds. The system enhances privacy and always registers anonymous data of the individual being screened.

Draganfly’s Smart Vital system is an integral part of the Company’s Vital Intelligence health and safety solution, which is able to help screen, detect, assess and provide support against the potential threat of infectious diseases, including COVID-19.

As the United States continues to recover from the COVID-19 pandemic, the U.S. Department of Education claims it is more important than ever for schools and communities to prioritize the health and safety of students, staff and families. Schools are strongly encouraged to implement layered strategies to prevent the spread of infectious diseases as in-person learning resumes.

“Our main focus is the health, well-being and safety of our students, staff and community,” said Dr. Marcia Smiley, Superintendent of Perry County Schools. “Draganfly’s Smart Vital Kiosks will help Perry County Schools provide the healthiest instructional environment possible.”

“Every student has the right to a safe learning environment. We are incredibly grateful for the opportunity to work with Perry County Schools to uphold that commitment. Our Vital Intelligence platform adds another layer of health security, which will help provide peace of mind inside and outside of the classroom,” said Cameron Chell, CEO of Draganfly.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the successful utilization of the Company’s Vital Intelligence Smart Vital Kiosks. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.